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Astris Energi Inc. · 6-K/A · For 03/23/05,  Filed On 08/10/05
Document 1 of 1 · 6-K/A · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: March 23, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K/A/ in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K/A · For 03/23/05, Filed On 08/10/05
Document 1 of 1 · 6-K/A · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K/A:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated March 23, 2005	3

EXHIBIT

ASTRIS ENERGI TO EXHIBIT AT PREMIER EUROPEAN EVENT

MISSISSAUGA, ONTARIO, CANADA, March 23, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it will be participating in the world’s largest, international group exhibit of hydrogen production and fuel cell companies at Hannover Fair 2005 on April 11 - 15 in Hannover, Germany. The exhibition is part of the annual Hannover Fair that is the world's leading showcase for industrial technology (www.hannovermesse.de).

The Group Exhibit Hydrogen + Fuel Cells will include more than 90 exhibitors from 20 countries including the EU countries, Switzerland, Japan, Norway, the USA, Taiwan, Russia, and Canada (www.fair-pr.com). Also running concurrently is an international conference whose theme is “Hydrogen + Fuel Cells on their way to commercialization.” Russian President Wladimir Putin and German Chancellor Gerhard Schröder will open the event. More than 30,000 energy professionals are expected to attend the exhibit.

Astris will be displaying its complete line of alkaline fuel cells, fuel cell systems and test equipment including the quiet, emission-free Model E8 Portable Generator that is targeted for applications such as backup power supplies, emergency site power and portable worksite power. Astris will also be demonstrating the Freedom Golf Car powered by Astris’ AFC Generator that was developed as a direct replacement for existing traction batteries in mobile applications such as forklifts, neighbourhood electric vehicles, and golf cars.

“The Hannover Fair is the premiere event for us to attend in Europe and presents us with a targeted opportunity to display our products to an international audience of manufacturers, government sponsors, and investors,” said Jiri K. Nor, President and CEO. “This will be the first time we have a display at the Hydrogen and Fuel Cells pavilion where we will be actively seeking prospective business partners from around the world.”

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

Astris Energy, Inc.

Date: March 23, 2005	By:	/s/ Jiri Nor

Title: President & CEO

Astris Energy, Inc.

Date: March 23, 2005	By:	/s/ Anthony Durkacz

Title: Chief Financial Officer